[LETTERHEAD]

GlobalTel IP, Inc.

8000 N. Federated Hwy. Suite 100

Boca Raton, Florida 33487

Tel: 561-939-3300

Fax:561-953-5073

April 14, 2008

Mark P Shuman, Esq.

Branch Chief-Legal

Securities and Exchange Commission

Washington, DC 20549

Re:

GlobalTel IP, Inc.

Comment Letter dated August 7, 2007 to Amendment No. 4 to Registration Statement on Form SB-2

Filed on July 5, 2007

File No. 333-135585

Dear Mr. Shuman:

We have reviewed your letter dated August 7, 2007 addressing the Company’s relationship with a related party, Interactive Media Technologies, Inc. (“IMT”) and other financial disclosures. Coincidentally, the timing of receipt of your letter coincided with the virtual termination of our business relationship and agreements with IMT. We have filed Amendment No. 5 to the Registration Statement on Form SB-2. Included within the filing are audited financial statements for the fiscal year ended September 30, 2007 and financial statements for the three month periods ended December 31, 2007 and 2006.

Accordingly, in order to answer the identified questions raised in your inquiry we have referenced both facts operative at the time Amendment No. 4 was filed as well as, when appropriate, those pertinent to Amendment No. 5.

Comment 12.

Regarding our prior “supply” agreement with Interactive Media Technologies, Inc., there was no written agreement as to payment terms but IMT’s invoices were recorded as a liability upon receipt and considered due in 30 days. We were invoiced daily by IMT which approximated the date of delivery of termination services by IMT to our former customers. Subsequent to discussions with IMT during September 2006, IMT notified us that it was requiring payment terms of net 7 days from invoice date. We agreed to IMT’s new terms. We generally received all payments directly from our agents and resellers and deposited such funds in our bank account. In the rare instances in which IMT received funds directly from our former customers, they were immediately credited our account. As the agents and resellers used termination minutes, as measured by both us and IMT, the charges for those minutes were deducted from their prepayment balances. IMT required no minimum activity for our account or customers. We terminated our supply relationship with IMT subsequent to August 7, 2007.

Comment 13.

Our revenue recognition policies are in compliance with Staff Accounting Bulletin (SAB) 104. Except for fraudulent usage, collection of earned VoIP revenue was assured by requiring prepayment, customers used prepaid minutes based on a published prices, delivery was verified through verifiable call detail records and customers, in order to gain access to their account, had to agree to our terms and provide a unique PIN. During the period applicable to Amendment No. 4 and prior to August 7, 2007, we recognized sales from VoIP termination usage as services were provided and documentation supported measured usage in minutes. Agents and resellers were required to keep a credit balance on deposit with the Company to cover future termination charges. In general, no calls were allowed to terminate unless a sufficient credit balance existed. Customer credit balances were recorded as deferred revenue until earned through documented network utilization. From October 1, 2006 through September 30, 2007, approximately 92% of our revenues was derived from providing wholesale VoIP terminations services. Other revenues earned came from equipment and software sales, rent from partitions on our softswitches and training and support fees. Revenue from these services were recognized on an accrual basis during the period the services or products were delivered and/or accepted in accordance with terms agreed upon with the customer. Termination services were measured in minutes and gross profit was generally equal to the difference between what we charged our former customers per minute and what IMT or other carriers charged us per minute to terminate a call. Gross profits were generally higher from hardware and software sales than they were from termination services. We believe our revenue presentation policy, stating gross revenue and related costs and resulting gross profit is consistent with EITF 99-19 based on the fact that we were obligated to pay all termination costs or equipment/software expenses regardless of the financial arrangements we had with customers and because we, within market constraints, and not the respective vendor (including IMT) set the price, for the services and products sold and delivered.

GlobalTel IP, Inc.

Reply to Comment Letter
File No. 333-135585

April 14, 2008

Comment 14.

Our obligations to IMT under a Software Support Agreement, Co-location Agreement and Office Lease Agreement were terminated on August 7, 2007. Between October 1, 2006 and August 7, 2007 we paid IMT $35,000 for rent, $18,500 for co-location fees, $105,000 for engineering and software support services and $1,525,365 for termination services. IMT did not provide administrative, billing, marketing or website support services to us for the period October 2006 through August 7, 2007. IMT did provide engineering and software support services for which we paid $105,000. IMT had no form of “control” over us at anytime (see EITF 97-2).

Sincerely,

/s/ Larry M. Reid

Larry M. Reid

President, CEO & CFO